UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                           Orckit Communications Ltd.
                                (Name of Issuer)

                          Ordinary Shares, no par value
                         (Title of Class of Securities)

                                   M7531S 20 6
                                 (CUSIP number)

                                   Eric Paneth
                         c/o Orckit Communications Ltd.
                             126 Yigal Allon Street
                              Tel Aviv 67443 Israel
                                 972-3-696-2121
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  March 1, 2006
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


---------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No. M7531S 20 6              SCHEDULE 13D

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Eric Paneth

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                          (b) [ ]

3. SEC USE ONLY


4. SOURCE OF FUNDS OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) or 2(e)      [  ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION Israel

                                        7. SOLE VOTING POWER    1,294,063(1)
NUMBER OF SHARES BENEFICIALLY
OWNED BY
EACH REPORTING PERSON WITH              8. SHARED VOTNG POWER       0

                                        9. SOLE DISPOSITIVE POWER 874,063(1)


                                       10.SHARED DISPOSITIVE POWER 0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,294,063 (1)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   CERTAIN  SHARES   [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  8.2%(2)

14. TYPE OF REPORTING PERSON

                  IN

-----------------------------------

(1) Includes options and/or rights to acquire 480,000 ordinary shares exercisable currently or within 60 days.

(2) Based on 15,385,569 ordinary shares outstanding as of February 28, 2006.

Item 4. Purpose of Transaction

           On March 1, 2006, the Reporting Person entered into a six-year variable forward sale contract (the "Forward Contract") with respect to 420,000 Ordinary Shares pursuant to a letter agreement between the Reporting Person and Credit Suisse Capital LLC ("CSC"). The Forward Contract will mature in 2012 and is intended to provide the Reporting Person with the ability to benefit in future upside appreciation, up to an agreed amount, in the market price of the Ordinary Shares through 2012, while also providing him with protection against decreases in the price during the same period.

Item 5.  Interest in the Securities of the Issuer

(a), (b) See the responses (and footnotes) to Items 7 through 11 and 13 of the cover page.

         The aggregate of 1,294,063 Ordinary Shares (representing approximately 8.2% of the outstanding Ordinary Shares of Orckit) beneficially owned by the Reporting Person consists of (i) 814,063 Ordinary Shares held directly by the Reporting Person and (ii) options to acquire 420,000 Ordinary Shares at an exercise price of $27.12 per share and options to acquire 60,000 Ordinary Shares at a nominal exercise price. The Reporting Person has sole voting and dispositive power with respect to all such Ordinary Shares, except for the 420,000 Ordinary Shares pledged to CSS under the Forward Contract, with respect to which the Reporting Person has only voting power.

(c) The Reporting Person effected the following sales of an aggregate of 150,000 Ordinary Shares on the NASDAQ Stock Market since the most recent filing of a
Schedule 13D/A by the Reporting Person. All sales were effected pursuant to a written trading plan under Rule 10b5-1(c) under the Securities Exchange Act of 1934 entered into in May 2005:


       Date of Sale                 Number of                  Average Price              Applicable SEC Rule
                                   Shares Sold                   per Share

--------------------------- --------------------------- ----------------------------- ----------------------------

January 3, 2006*            13,953                      $23.9229                      10b5-1(c) Plan

--------------------------- --------------------------- ----------------------------- ----------------------------
January 3, 2006             1,047                       $23.9229                      10b5-1(c) Plan

--------------------------- --------------------------- ----------------------------- ----------------------------
January 9, 2006             15,000                      $25.1693                      10b5-1(c) Plan

--------------------------- --------------------------- ----------------------------- ----------------------------
January 17, 2006            15,000                      $28.8596                      10b5-1(c) Plan

--------------------------- --------------------------- ----------------------------- ----------------------------
January 23, 2006            25,000                      $27.671                       10b5-1(c) Plan

--------------------------- --------------------------- ----------------------------- ----------------------------
January 30, 2006            25,000                      $29.8455                      10b5-1(c) Plan

--------------------------- --------------------------- ----------------------------- ----------------------------
February 6, 2006            25,000                      $26.2712                      10b5-1(c) Plan

--------------------------- --------------------------- ----------------------------- ----------------------------
February 13, 2006           10,000                      $26.5451                      10b5-1(c) Plan

--------------------------- --------------------------- ----------------------------- ----------------------------
February 21, 2006           10,000                      $26.7999                      10b5-1(c) Plan

--------------------------- --------------------------- ----------------------------- ----------------------------
February 27, 2006           10,000                      $25.2896                      10b5-1(c) Plan
--------------------------- --------------------------- ----------------------------- ----------------------------
---------------


* Effected through Kimnar-Yaglan Ltd., an Israeli corporation controlled by the Reporting Person.

Except as otherwise described herein or in any Exhibit filed herewith, the Reporting Persons has not effected any transaction in Ordinary Shares during the past 60 days.

(d) Pursuant to the Forward Contract, CSS is entitled to retain as collateral any dividends paid on the 420,000 Ordinary Shares subject thereto.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


         On March 1, 2006, the Reporting Person entered the Forward Contract described in Item 4 above. Pursuant to the Forward Contract, the Reporting Person pledged 420,000 Ordinary Shares to CSS as collateral and, unless an event of default has occurred and is continuing, the Reporting Person is entitled to vote the Ordinary Shares subject thereto. At the maturity of the Forward Contract in 2012, the Reporting Person may elect to retain the Ordinary Shares and settle the contract with cash. The description of the Forward Contract is qualified in its entirety by the text of such contract, a copy of which is attached as an exhibit hereto.

Item 7. Material to Be Filed as Exhibits

Exhibit 1: Letter Agreement, dated as of March 1, 2006, between the Reporting
           Person and Credit Suisse Capital LLC

                                    SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: March 7, 2006


                                   /s/Eric Paneth
                                   ------------------
                                   Eric Paneth